Bluejay Diagnostics, Inc.
360 Massachusetts Avenue, Suite 203
Acton, MA 01720
(844) 327-7078

June 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	Bluejay Diagnostics, Inc
Registration Statement on Form S-3 (File No. 333-272432)
Request for Acceleration of Effective Date

To the addressee referred to above:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bluejay Diagnostics, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m. Eastern Time on June 20, 2023, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Brian C. O’Fahey of Hogan Lovells US LLP at (202) 637-6541.

Sincerely,

Bluejay Diagnostics, Inc.

By:	/s/ Neil Dey
Neil Dey
President and Chief Executive Officer

cc:	Kenneth Fisher, Chief Financial Officer, Bluejay Diagnostics, Inc.
Ryan McSeveney, Corporate Controller, Bluejay Diagnostics, Inc.
Joseph Gilligan, Hogan Lovells US LLP
Brian O’Fahey, Hogan Lovells US LLP
David Will, Hogan Lovells US LLP